UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

⊠	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the ﬁscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

Commission ﬁle number 001-34702

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPS Commerce, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive ofﬁce:

SPS COMMERCE, INC.

333 South Seventh Street, Suite 1000

Minneapolis, Minnesota 55402

Explanatory Note

This Form 11-K/A is being filed to amend the Annual Report on Form 11-K of the SPS Commerce, Inc. 401(k) Retirement Savings Plan for the year ended December 31, 2018 as filed with the Securities and Exchange Commission on June 28, 2019 (the “Original Form 11-K”). The sole purpose of this amendment is to correct Exhibit 23 as filed with the Original Form 11-K. Except as set forth herein, no other changes have been made to the Original Form 11-K.

     EXHIBIT INDEX

Exhibit	Description	Manner of Filing
23	Consent of Independent Registered Public Accounting Firm	Filed electronically herewith

   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee beneﬁt plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN

Date: July 1, 2019	By:	SPS COMMERCE, INC., the Plan Sponsor

	By:	/s/ KIMBERLY K. NELSON
Kimberly K. Nelson Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

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